Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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April 10, 2006

Mr. John Reynolds

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Tremisis Energy Acquisition Corporation

Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A

Filed March 31, 2006

File No. 000-50682

Dear Mr. Reynolds:

On behalf of Tremisis Energy Acquisition Corporation (“Tremisis” or “Company”), we respond as follows to the Staff’s comment letter dated April 5, 2006 relating to the above-captioned Proxy Statement. Page references herein correspond to those set forth in Amendment No. 5 to the Proxy Statement, a copy of which has been marked with the changes from Amendment No. 3 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 5 to Ms. H. Yuna Peng. Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. We call your attention to Amendment No. 4 to the Proxy Statement, which is identical to Amendment No. 3 and was filed to facilitate payment of the filing fee.

For reasons mentioned previously, we respectfully request a prompt review and response to the issues raised in this letter and Amendment No. 5 so that Tremisis may schedule the stockholders’ meeting and proceed to mail the proxy materials and solicit proxies. The record date has been set as April 3, 2006 and the meeting is scheduled for May 8, 2006. We greatly appreciate your past efforts to allow us meet this schedule.

Mr. John Reynolds

April 10, 2006

Schedule 14A Cover Page

1.	We note the reduction in the total fee paid. Please explain the decrease in the fee when the proposed maximum aggregate value of the transaction has remained the same.

We understand that the proper fee is $0.000107 per dollar of transaction size. We used this figure to arrive at the fee of $18,138.64, as shown on the cover page of Amendment No. 3. The calculation of the fee in the original filing ($33,904.00) was in error.

Summary of the Proxy Statement, page 9

2.	We reissue prior comment four of our letter dated March 24, 2006. We continue to note the statement that if Tremisis is unable to consummate a business combination by May 18, 2006, Tremisis’ officers will dissolve and liquidate Tremisis within 60 days. Please clearly disclose the terra set forth in the Form S¬1 that the company will dissolve and promptly distribute to its public shareholders in this circumstance. Furthermore, please provide a detailed analysis in the disclosure as to how the 60 day time period is consistent with the disclosure in the Form S-1 regarding the prompt return of funds.

Per discussion with the Staff, we have deleted all but the first sentence of the paragraph in question, which will highlight the obligation to make prompt distribution of the funds in the trust account.

Oil and Natural Gas Marketing and Hedging, page 89

3.	We note your response to prior comment 20 of our letter dated March 24, 2006. We continue to believe that the agreement between RAM and Shell Trading-US is a material contract in light of the fact that Shell Trading is a material customer and should be filed as an exhibit upon completion of the business combination.

The Shell Trading-US agreement will be filed as an exhibit upon completion of the business combination.

Results of Operations, page 95

Year Ended December 31, 2005 Compared to Year Ended December 31. 2004, page 95

4.	We note your response to comment 21 of our letter dated March 24, 2006. We partially reissue the comment. Please explain of what items other income is comprised and the reason for the increase.

Mr. John Reynolds

April 10, 2006

We have revised the paragraph regarding Other Income for the year ended December 31, 2005 to reflect the components of Other Income in 2005 and the basis for the $513,000 increase in 2005.

Liquidity and Capital Resources, page 102

5.	We reissue prior comment 24 from our letter dated March 24, 2006. Please name the lending institution with whom you executed a commitment letter in February 2006. If a definitive agreement has been entered into, disclose the material terms.

The definitive agreement was signed on April 3, 2006 and its material terms are disclosed in the new Amendment, including disclosure of the lending institution. The material loan documents will be filed as exhibits upon completion of the business combination.

We continue to appreciate your attention to this matter and look forward to your response. Please communicate directly with me if you have any questions or require further information.

Sincerely,

/s/ Noah Scooler

Noah Scooler